February 10, 2020

Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

       Re: Berry Global Group, Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           Filed November 22, 2019
           File No. 001-35672

Dear Mr. Miles:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2019

Consolidated Financial Statements
Note 2. Acquisitions and Dispositions, page 41

1. Refer to your disclosures regarding the RPC acquisition. Please expand to disclose the amount of net sales and income of RPC since the acquisition date included in your statements of income for fiscal year ended September 28, 2019. Refer to ASC 805-10-
      50-2h(1). Please disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the acquisition included in the pro forma net sales and income amounts. Refer to ASC 805-10-50-2h(4). Also, please reconcile the $70 million of costs associated with the closing of the transaction with the $130 million amount disclosed in MD&A on page 13. Further, we note your narrative disclosures of the assets acquired and liabilities assumed in the second paragraph. Given the significance of this acquisition, please consider providing in a tabular reconciliation of the preliminary purchase price allocation and consideration paid using the guidance of ASC 805-20-50-
 Mark W. Miles
Berry Global Group, Inc.
February 10, 2020
Page 2
         1(c) and ASC 805-10-55-41.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or John Cash at (202) 551-
3768 with any questions.



FirstName LastNameMark W. Miles                           Sincerely,
Comapany NameBerry Global Group, Inc.
                                                          Division of
Corporation Finance
February 10, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName